                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on March 6, 2007.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated: March 6, 2007

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                G. WILLI-FOOD CLARIFIES APPROVAL TO IMPORT SELECT
                         KOSHER DAIRY PRODUCTS INTO U.S.

    SUPPLIER ALLOCATES PORTION OF EXISTING IMPORT LICENSE TO KOSHER PRODUCTS;
                 SHIPMENTS TO BEGIN WHEN NEW LABELING COMPLETED

YAVNE, ISRAEL - MARCH 6, 2007 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(THE "COMPANY" OR "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, and its subsidiary Gold Frost Ltd. (LSE:GLF.L), today clarified its press release, dated March 1, 2007.

Gold Frost's supplier, Arla Foods, Inc. already has approval from U.S.
authorities to import non-kosher Lurpak butter and Brie and Camembert cheeses into the U.S. on behalf of unrelated third parties. Arla Foods has now allocated a portion of its existing import licenses to kosher Lurpak butter and Brie and
Camembert cheeses for distribution by Gold Frost. As previously stated, these products will be produced according to Gold Frost's kosher instructions at
Arla's factory in Denmark, and Gold Frost will purchase the products directly from the factory in Denmark or from Arla Foods in the U.S. Shipments of these products to the U.S. may commence once Gold Frost has produced new product labeling in compliance with USDA regulations.

Zwi Williger, President and COO of Willi-Food stated, "We are very excited about this opportunity. Our strategy to bring high-quality kosher dairy products to the U.S. market is moving forward. The agreement with Arla to begin importing kosher dairy products into the U.S. is an indication of the strong growth potential for our product line in this market. We intend to complete final labeling requirements for compliance with USDA regulations in the next few months."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS AMBA, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION ON MAY 31, 2006. THESE FACTORS ARE UPDATED FROM TIME TO TIME
THROUGH THE FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES
AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE
FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE.

CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-2233
chen@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com